Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement on this Amendment #1 to Form S-4 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 29, 2020, and with respect to the restatement contained within Note 2, which is dated August 10, 2020 with respect to our audit of the consolidated financial statements of fuboTV Inc. (formerly Facebank Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended which are included herein. We also consent to the reference to our firm under the heading “Experts” in such prospectus.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

February 9, 2021